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                                                                      Exhibit 12

                         ADVANTA CORP. AND SUBSIDIARIES

             Statement setting forth details of computation of ratio
                          of earnings to fixed charges

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


($ in thousands)                                                  For The Years Ended December 31,
                                         ------------------------------------------------------------------------------------
                                            1999                1998               1997              1996              1995
                                         ---------           ---------           --------          --------          --------
Net earnings                              $ 49,818           $ 447,880           $ 71,625          $175,657          $136,677
Federal and state income taxes             (50,272)             (9,044)            24,905            89,104            75,226
                                         ---------           ---------           --------          --------          --------
Earnings before income taxes                  (454)            438,836 (A)         96,530           264,761           211,903
                                         ---------           ---------           --------          --------          --------

Fixed charges:
   Interest                                167,676             184,275            324,558           269,700           166,032
   One-third of all rentals                  3,124               2,627              3,492             2,834             1,641
   Preferred stock dividend of
        subsidiary trust                     8,990               8,990              8,990               350                 0
                                         ---------           ---------           --------          --------          --------
  Total fixed charges                      179,790             195,892            337,040           272,884           167,673
                                         ---------           ---------           --------          --------          --------

  Earnings before income
        taxes and fixed charges           $179,336           $ 634,728           $433,570          $537,645          $379,576
                                         ---------           ---------           --------          --------          --------

  Ratio of earnings to fixed
        charges (B)                          1.00x               3.24x              1.29x             1.97x             2.26x


(A) Earnings before income taxes in 1998 included a $541.3 million gain on the transfer of the consumer credit card business and $125.1 million of unusual charges including severance and outplacement costs associated with workforce reduction, option exercise and other employee costs associated with the Consumer Credit Card Transaction/Tender Offer; expense associated with exited businesses/products; and asset impairment.

(B) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.